UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

098003106
(CUSIP Number)

John Ryan
c/o Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, NY 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098003106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Ryan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,018(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 21,018(1)
	10.	SHARED DISPOSITIVE POWER

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,018(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14.		TYPE OF REPORTING PERSON (see instructions) IN

(1)
On April 25, 2013, the Issuer implemented a 1-for-400 reverse split of its common stock (“Reverse Stock Split”).  All share and exercise price information in this Statement reflect the Reverse Stock Split.

On May 16, 2011, the Reporting Person acquired 666 shares of issued and outstanding Common Stock upon foreclosure on a pledge in connection with a loan that the Reporting Person made to the previous holder of the shares.  The remainder of the Reporting Person’s beneficial ownership is comprised of non-qualified stock options as detailed below.

On July 14, 2011, the Issuer granted to the Reporting Person a non-qualified stock option for the purchase of 20,000 shares of Common Stock at an exercise price of $30.00 per share, of which 14,376 are exercisable by the Reporting Person within 60 days from the date of this Statement.  5,000 of the shares vested immediately on the grant date, and the remaining shares vest quarterly over four years with a final vesting date of July 14, 2015.

On May 30, 2012, the Issuer granted to the Reporting Person an additional non-qualified stock option for the purchase of 11,250 shares of Common Stock at an exercise price of $28.00 per share, of which 5,976 are exercisable by the Reporting Person within 60 days from the date of this Statement.  2,813 of the shares vested and were exercisable immediately upon grant and the remaining shares vest quarterly over four years from the grant date with a final vesting date of May 30, 2016.

The remaining shares of Common Stock subject to the non-qualified stock options are not exercisable within 60 days from the date of this Statement.

On June 20, 2013, the Issuer amended the exercise prices of the non-qualified stock options to $8.35 per share (the "Repricing").

CUSIP No. 098003106	13D	Page 3 of 5 Pages

Statement on Schedule 13D

This Statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of shares of common stock, par value $0.0001 (the “Common Stock”) of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed by the Reporting Person (as defined below).  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

 This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 1500 Broadway, 31st Floor, New York, NY 10036.

Item 2.  Identity and Background.

(a)      This Statement is being filed by John Ryan (the “Reporting Person”).

(b)      The business address of the Reporting Person is:

c/o Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, New York 10036

(c)      The Reporting Person was appointed Chief Administrative Officer of the Issuer on February 2, 2011.  The Issuer and the Reporting Person are parties to an Employment Agreement dated February 2, 2011.  In October 2011, the Reporting Person was appointed to the additional role of Chief Financial Officer. The Issuer’s principal business is financial services and its address is 1500 Broadway, 31st floor, New York, New York 10036.

(d)      The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of both the United States and Ireland.

Item 3.  Source or Amount of Funds or Other Consideration.

On May 16, 2011, the Reporting Person acquired 666 shares of issued and outstanding Common Stock upon foreclosure on a pledge in connection with a loan that the Reporting Person made to the previous holder of the shares.  The remainder of the Reporting Person’s interest is comprised of non-qualified stock options as detailed below.

 On July 14, 2011, the Issuer granted to the Reporting Person a non-qualified stock option for the purchase of 20,000 shares of Common Stock at an exercise price of $30.00 per share (the “First Option”), of which 14,376 become exercisable by the Reporting Person within 60 days from the date of this Statement.  On May 30, 2012, the Issuer granted to the Reporting Person an additional non-qualified stock option for the purchase of 11,250 shares of Common Stock at an exercise price of $28.00 per share (the “Second Option”), of which 5,976 become exercisable by the Reporting Person within 60 days from the date of this Statement.  The remaining 10,899 shares of Common Stock subject to the non-qualified stock options are not exercisable within 60 days from the date of this Statement.  On June 20, 2013, the Issuer repriced the exercise price of all shares of Common Stock covered under the First Option and the Second Option at $8.35 per share.

CUSIP No. 098003106	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

 The information contained in Item 3 above is incorporated herein by reference. The Issuer granted to the Reporting Person the First Option and Second Option in connection with the Reporting Person’s employment by the Issuer.

The Reporting Person has been appointed as the Chief Financial Officer and the Issuer's Chief Administrative Officer and, in such capacities, may be involved from time to time on behalf of the Issuer in the consideration of matters specified in Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may exercise the vested options, purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge his investment in the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 (a)    As of the date hereof, 21,018 shares of Common Stock may be deemed beneficially owned by the Reporting Person. Such shares represent 7.97% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person). The Reporting Person has the right to acquire such Shares within 60 days from the date of this Statement upon the exercise of a non-qualified stock option.

(b)     The Reporting Person has sole power to vote the Shares beneficially owned by him, and the Reporting Person has the sole power to dispose, or direct the disposition of, the Shares beneficially owned by him.

(c)     Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

      (d)           Not applicable.

      (e)           Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The information contained in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1
Form of Notice and Stock Option Agreement Pursuant to Bonds.com Group, Inc. 2011 Equity Plan (incorporated by reference to Exhibit 10.19 to Bonds.com Group, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2011).

CUSIP No. 098003106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2013	/s/ John Ryan
John Ryan